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                                                                    EXHIBIT 99.5



                                    ADDENDUM
                                       TO
                             STOCK OPTION AGREEMENT



       The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Option Agreement (the "Option Agreement") by and between Broadcom Corporation (the "Corporation") and ______________________________ ("Optionee") evidencing the stock option (the "Option") granted on this date to Optionee under the terms of the Corporation's 1998 Stock Incentive Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to them in the Option Agreement.

                        LIMITED STOCK APPRECIATION RIGHT

       1. Optionee is hereby granted a limited stock appreciation right exercisable upon the following terms and conditions:

                    (i) Optionee shall have the unconditional right, exercisable at any time during the thirty (30)-day period immediately following a Hostile Take-Over, to surrender the Option to the Corporation, to the extent the Option is at the time exercisable for one or more shares of Common Stock. In return for the surrendered Option, Optionee shall receive a cash distribution from the Corporation in an amount equal to the excess of (A) the Take-Over Price of the shares of Common Stock for which the surrendered option (or surrendered portion) is at the time exercisable over (B) the aggregate Exercise Price payable for such shares.

                    (ii) To exercise this limited stock appreciation right, Optionee must, during the applicable thirty (30)-day exercise period, provide the Corporation with written notice of the option surrender in which there is specified the number of Option Shares as to which the Option is being surrendered. Such notice must be accompanied by the return of Optionee's copy of the Option Agreement, together with any written amendments to such Agreement. The cash distribution shall be paid to Optionee within five (5) business days following such delivery date. The exercise of the limited stock appreciation right in accordance with the terms of this Addendum is hereby approved by the Plan Administrator, in advance of such exercise, and no further approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash distribution. Upon receipt of such cash distribution, the Option shall be cancelled with respect to the Option Shares for which the Option has been surrendered, and Optionee shall cease to have any further right to acquire those Option Shares under the Option Agreement. The Option shall, however, remain outstanding and exercisable for the balance of the Option Shares (if any) in accordance with the terms of the Option Agreement, and the Corporation shall issue a replacement



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     stock option agreement (substantially in the same form of the surrendered
     Option Agreement) for those remaining Option Shares.

                    (iii) In no event may this limited stock appreciation right be exercised when there is not a positive spread between the Fair Market Value of the Option Shares subject to the surrendered option and the aggregate Exercise Price payable for such shares. This limited stock appreciation right shall in all events terminate upon the expiration or sooner termination of the Option term and may not be assigned or transferred by Optionee, except to the extent the Option is transferable in accordance with the provisions of the Option Agreement.

       2. For purposes of this Addendum, the following definitions shall be in effect:

                    (i) A HOSTILE TAKE-OVER be deemed to occur upon the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's shareholders which the Board does not recommend such shareholders to accept or (B) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (aa) have been Board members continuously since the beginning of such period or (bb) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (aa) who were still in office at the time the Board approved such election or nomination.

                    (ii) TAKE-OVER PRICE shall mean the greater of (i) the Fair Market Value per share of Common Stock on the date the option is surrendered to the Corporation in connection with a Hostile Take-Over or, if applicable, (ii) the highest reported price per share of Common Stock paid by the tender offeror in effecting the Hostile Take-Over through the acquisition of such Common Stock. However, if the surrendered option is an Incentive Option, the Take-Over Price shall not exceed the clause (i) price per share.



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       IN WITNESS WHEREOF, Broadcom Corporation has caused this Addendum to be executed by its duly-authorized officer as of the Effective Date specified below.


                                            BROADCOM CORPORATION


                                            By:_________________________________

                                            Title:______________________________



EFFECTIVE DATE:  __________________, 199__



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